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                                                                      Exhibit 12
Computation of Ratio of Earnings to Fixed Charges
(all amounts except ratios are shown in millions)


                                                        December 31,
                                       -----------------------------------------------
                                         2002      2001      2000      1999      1998
                                       -------   -------   -------   -------   -------

Income (loss) from continuing
operations before income taxes,        $(204.8)    126.1   $  99.5   $  71.6   $  57.9
minority interests, equity income
and extraordinary item

Add (deduct) earnings of less than           0         0         0         0         0
50% owned affiliates (net of
distributed earnings) included in
pretax income

Add losses of less than 50% owned            0         0         0         0         0
affiliates included in pretax income

Add fixed charges net of capitalized      81.2      66.7      37.8      16.5      12.5
interest

Add previously capitalized interest        0.6       0.1       0.1       0.1       0.1
amortized during the period
                                       -------   -------   -------   -------   -------

Earnings                               $(123.0)  $ 192.9   $ 137.4   $  88.2   $  70.5

Gross interest expense including
capitalized interest (fixed charges)   $  86.4   $  77.0   $  48.8   $  23.6   $  14.1

Ratio of earnings to fixed charges        (a)        2.5       2.8       3.7       5.0

(a) - Earnings were inadequate to cover fixed charges by $209.4 million.